Exhibit 99.19

WAREHOUSES DE PAUW NV

Public regulated real estate company taking the form of a public limited liability company

Blakebergen 15, 1861 Meise (Belgium)

Enterprise number: 0417.199.869

RPR/RPM Brussels, Dutch-speaking division

(the Company or WDP)

Report of the Board of Directors pursuant to article 12:113 of the belgian code of companies and associations in respect of A CROSS-BORDER merger by acquisition of ARGAN S.A. in WDP

DISCLAIMER

Subject to certain exceptions, this document and the information contained herein is not for general release, publication, distribution or disclosure otherwise, whether directly or indirectly, in whole or in part, in or into any state or jurisdiction where to do so would constitute a violation of the laws of that jurisdiction or would require additional documents to be completed or registered, or require any measure to be undertaken in addition to the requirements under Belgian and French law. WDP and ARGAN explicitly decline any liability for breach of these restrictions by any person.

IMPORTANT NOTICE TO U.S. HOLDERS

The merger will involve the exchange of securities of a public limited liability company incorporated in Belgium and a public limited liability company incorporated in France. The offer of shares in the merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included or referred to in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since WDP is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that WDP may purchase securities otherwise than in the context of the Merger, such as in open market or privately negotiated purchases.

_________________

1

1	Introduction

The board of directors of the Company hereby presents to the Company’s extraordinary general meeting of shareholders, to be held on or about 24 November 2026 (the “First WDP EGM”) or, if the statutory attendance quorum is not met on the First WDP EGM, on or about 11 December 2026 (the “Second WDP EGM”) (together with the First WDP EGM, the “WDP EGM”) as well as its employees, its report in accordance with article 12:113, §1 of the Belgian Code of Companies and Associations (the “BCCA”) regarding the proposed cross-border merger by acquisition pursuant to which ARGAN S.A., a public limited liability company (société anonyme) existing under French law, having its seat at 21 rue Beffroy, 92200 Neuilly-sur-Seine (France) and registered with the Register of Trade and Companies of Nanterre (France) under number 393 430 608 (“ARGAN”), will merge with and into WDP in accordance with (i) the provisions of Directive (EU) No 2019/2121 of 27 November 2019 amending Directive No 2017/1132/EU of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law, (ii) article 12:111 et seq. of the BCCA and (iii) articles L. 236-1 et seq. and R. 236-1 et seq. of the French Commercial Code and in particular articles L. 236-31 to L. 236-45 and R. 236-20 to R. 236-34 of the French Commercial Code relating to cross-border mergers (the “Merger”) (the “Merger Report”).

ARGAN and WDP entered into an agreement titled “Convention de fusion” on 23 July 2026 (the “Merger Agreement”) with a view to submitting the Merger to their respective extraordinary general meetings of shareholders.

On the same date, the board of directors of WDP and the management board of ARGAN signed the common draft terms of a cross-border merger by acquisition in accordance with article 12:111 of the BCCA and articles L. 236-1 et seq. and R. 236-1 et seq. of the French Commercial Code (the “Joint Merger Proposal”). The Joint Merger Proposal as well as the notice to the shareholders, creditors and employee(s) (representatives) was filed by WDP with the clerk’s office of the enterprise court (tribunal de l’entreprise / ondernemingsrechtbank) of Brussels, Dutch-speaking division, on 24 July 2026, and was published in the Annexes to the Belgian Official Gazette on 28 July 2026 under number 26348671. The Joint Merger Proposal was filed by ARGAN with the registry of the Economic Activities Court (tribunal des activités économiques) of Nanterre, on 27 July 2026, and the notice of which was published in Journal d’annonces légales Le Figaro on 7 August 2026 under number L0474138, in the Bulletin officiel des annonces civiles et commerciales on 6 August 2026 under number 2307 (Bodacc no. 20260148), and in the Bulletin des annonces légales obligatoires on 12 August 2026 under number 96 (BALO no. 2603474). The notice informing the shareholders, creditors and employee representatives or, otherwisethe employees themselves that they may submit comments on the Merger Plan was filed by ARGAN on 13 August 2026 with the Economic Activities Court (tribunal des activités économiques) of Nanterre (France), in accordance with Articles L.236-35 and R.236-22 of the French Commercial Code.

Monsieur Olivier Peronnet, société Finexsi – Expert & Conseil Financier SAS, having its seat at 14 rue de Bassano, 75116 Paris (France), has been appointed by the president of the Economic Activities Court (tribunal des activités économiques) of Nanterre (France) on 28 July 2026, in its capacity of merger appraiser, to prepare a report including the elements required by articles L. 236-10 and L. 236-37 of the French Commercial Code. This report will be available on the website of ARGAN.

2

The Company’s statutory auditor (KPMG Bedrijfsrevisoren BV) has prepared a report on the Joint Merger Proposal in accordance with article 12:114 BCCA. This Merger Report should be read in conjunction with the report of the Company’s statutory auditor.

2	Definitions

AMF means the French “Autorité des Marchés Financiers”.

ARGAN has the meaning set forth in the introduction of this Merger Report.

Argan Distribution has the meaning set forth in section 6.1.1 of this Merger Report.

ARGAN Shareholder means someone who holds one or more ARGAN Shares.

ARGAN EGM means the extraordinary general meeting of ARGAN that will deliberate and resolve on, amongst other things, the Merger.

ARGAN Share means a share of ARGAN.

BCCA means the Belgian Code of Companies and Associations, as amended from time to time.

Belgian Notary means notary Tim Carnewal, associate notary at Berquin Notarissen BV, with office at Lloyd Georgelaan 11, 1000 Brussels and with e-mail address carnewal@berquin.be or another notary of Berquin Notarissen BV.

Cash Compensation has the meaning set forth in section 6.3.1 of this Merger Report.

Completion has the meaning set forth in section 4.3 of this Merger Report.

Conditions Precedent has the meaning set forth in section 4.2 of this Merger Report.

Exchange Ratio has the meaning set forth in section 6.1.1 of this Merger Report.

FDI Authority means any national or international Governmental Authority competent for screening and/or approving the Merger under applicable law in relation to the control of foreign direct investments and/or the protection of national security interests by investments in strategic undertakings.

Final Deed has the meaning set forth in section 4.3 of this Merger Report.

First WDP EGM has the meaning set forth in the introduction of this Merger Report.

French Monetary and Financial Code means the French Monetary and Financial Code (Code monétaire et financier), as amended from time to time.

FTC means the French Tax Code (Code général des impôts).

Governmental Authority means any state, government, government department, ministry, commission, court, municipality, district (including the administrative committees of industrial development zones) or other judicial, administrative, regulatory, legislative or other authority, including any FDI Authorities.

Hive-Down has the meaning set forth in section 3 of this Merger Report.

Hive-Down CP has the meaning set forth in section 4.2 of this Merger Report.

Joint Merger Proposal has the meaning set forth in the introduction of this Merger Report.

Long Stop Date has the meaning set forth in section 4.2 of this Merger Report.

Merger has the meaning set forth in the introduction of this Merger Report.

3

Merger Agreement has the meaning set forth in the introduction of this Merger Report.

Merger Effective Time has the meaning set forth in section 4.3 of this Merger Report.

Merger Report has the meaning set forth in the introduction of this Merger Report.

Merging Company(ies) means ARGAN and/or WDP.

New ARGAN has the meaning set forth in section 3 of this Merger Report.

New Shares means all the WDP Shares issued as a result of the Merger.

RREC Act means the Act of 12 May 2014 concerning regulated real estate companies, as amended from time to time.

Second WDP EGM has the meaning set forth in the introduction of this Merger Report.

Tax Ruling CP has the meaning set forth in section 4.2 of this Merger Report.

Tax Ruling Long Stop Date has the meaning set forth in section 4.2 of this Merger Report.

WDP has the meaning set forth in the introduction of this Merger Report.

WDP EGM has the meaning set forth in the introduction of this Merger Report.

WDP France has the meaning set forth in section 8.3 of this Merger Report.

WDP Shareholder means someone who holds one or more WDP Shares.

WDP Share means a share in WDP.

Withdrawal Offer has the meaning set forth in section 9.2 of this Merger Report.

Withdrawal Request has the meaning set forth in section 9.2 of this Merger Report.

Withdrawal Right has the meaning set forth in section 9.2 of this Merger Report.

Withdrawal Validity Period has the meaning set forth in section 9.2 of this Merger Report.

3	Description of the envisaged transaction

WDP intends to absorb ARGAN by way of a cross-border merger by acquisition under the terms and conditions set forth in the Joint Merger Proposal.

Subject to (i) the Conditions Precedent (other than the Hive-Down CP) and (ii) if and to the extent legally required, the approval of the Hive-Down (as defined below) by the extraordinary general meeting of ARGAN, ARGAN intends to contribute all its assets and liabilities (including, for the avoidance of doubt, those relating to its real estate properties and shareholdings, except the exceptions listed in the Hive-Down agreement) and transfer its employees into a newly incorporated wholly owned subsidiary taking the form of a simplified company limited by shares (société par actions simplifiée) which would elect for the real estate investment company regime pursuant to article 208 C, II of the French Tax Code (Code général des impôts) (SIIC) (“New ARGAN”) subject to the tax neutrality regime applicable for corporate income tax, VAT and registration duties purposes (the “Hive-Down”), prior to the Completion.

Immediately prior to the Completion, ARGAN will thus be a holding company, with the shares of New Argan substantially being its only asset. All assets and liabilities previously held by ARGAN (except for the exceptions listed in the Hive-Down agreement) shall be held by New ARGAN, which shall become a wholly owned subsidiary of WDP upon Completion.

4

4	Conditions under which and manner in which the Merger will take place
4.1	Approval by the extraordinary general meetings of shareholders

The proposal to effect the Merger will be submitted for approval to the extraordinary general meetings of shareholders of the Merging Companies:

-	the WDP EGM shall be requested to approve the Merger, requiring a majority of 75% of the votes cast by the shareholders present or represented, in accordance with the BCCA;
-	the ARGAN EGM shall be requested to approve the Merger and, if and to the extent legally required, the Hive-Down, requiring a majority of two-thirds of the votes cast by the shareholders present or represented and the Argan Distribution, requiring a simple majority of the votes cast by the shareholders present or represented, in accordance with the French Commercial Code.
4.2	Conditions Precedent

The Completion is subject to the fulfilment or, if and to the extent legally possible, waiver by the relevant Merging Companies, on or before 30 June 2027 at 23:59 (Belgian time) (the “Long Stop Date”), of the following conditions precedent (the “Conditions Precedent”), save for the Tax Ruling CP, which must be fulfilled or waived by the relevant Merging Companies at the latest on 28 March 2027 at 23:59 (Belgian time) (the “Tax Ruling Long Stop Date”):

(i)	the approval of the amendment of the articles of association of WDP, resulting from the Merger, by the Belgian “Financial Services and Markets Authority”;
(ii)	if applicable, (i) the granting by the AMF of a decision of no mandatory buy-out offer in respect of the Hive-Down (and, as the case may be, the Merger) pursuant to article 236-6 of the AMF General Regulation (x) which has not been subject to an appeal within the ten (10) calendar day period referred to in article R. 621-44 of the French Monetary and Financial Code or (y) in the event of an appeal referred to in point (x), which has been confirmed by a final decision that is no longer subject to any appeal, or (ii) the confirmation by the services of the AMF that the Hive-Down (and, as the case may be, the Merger) does not trigger any obligation to file a mandatory buy-out offer by the Le Lan family concert or any of its members;
(iii)	the obtention of a favourable tax ruling from the competent tax authority confirming that the Merger qualifies for the tax neutrality regime provided for under articles 210 A et seq., 208 C bis, 816 and 257 bis of the FTC and the continuity of the SIIC regime (the “Tax Ruling CP”);
(iv)	if applicable, the approval of the Merger, as the case may be subject to conditions that are reasonably acceptable to each of the Merging Companies, by the FDI Authorities having jurisdiction to review the Merger, or the expiration of the waiting period provided under any applicable law;
(v)	if and to the extent that prior clearance by the European Commission is required under the EU Foreign Subsidies Regulation, the approval of the Merger by the European Commission, as the case may be subject to conditions that are reasonably acceptable to each of the Merging Companies, or the expiration of the waiting period provided under the applicable law;
(vi)	the approval of the Merger by the WDP EGM and the approval of the Merger and of the Argan Distribution by the ARGAN EGM;
(vii)	the Belgian Notary having issued the required pre-merger certificate in connection with the Merger pursuant to article 12:117 BCCA;
5

(viii)	the Clerk of the Economic Activities Court (tribunal des activités économiques) of Nanterre having issued the required pre-merger certificate pursuant to articles L. 236-42 and R. 236-29 et seq. of the French Commercial Code;
(ix)	the completion of the Hive-Down (the “Hive-Down CP”);
(x)	trading in shares of WDP not having been permanently suspended or ended by Euronext Brussels and Amsterdam;
(xi)	no judgment, order, injunction or decision of any Governmental Authority being in force and enforceable which prohibits, definitively or temporarily (including by suspension, if such prohibition has not been lifted at the latest by the Long Stop Date) prevents, voids or declares unlawful the Merger, or which declares the Merger null and void;
(xii)	neither of the Merging Companies is subject to conciliation proceedings, safeguard proceedings (including accelerated safeguard proceedings), judicial reorganisation or judicial liquidation, or any other similar proceedings under Belgian or French law, including any proceedings or measures for the prevention and amicable settlement of enterprise difficulties, and no application, petition or declaration for the opening of such proceedings has been filed;
(xiii)	neither of the Merging Companies is subject to measures such as the appointment of a provisional administrator or sequestrator or similar proceedings in any jurisdiction, and neither of the Merging Companies has obtained or requested any arrangement regarding the temporary or permanent suspension or remission of their payment obligations, nor are there any facts or circumstances that could give rise thereto; and
(xiv)	the absence of any breach by the Merging Companies of any covenants, declarations or obligations set forth in the Merger Agreement that has a significant negative impact on one of the Merging Companies, the Merger, the Exchange Ratio or the implementation of the Merger.

The amendment of the articles of association of WDP, resulting from the Merger, has been approved by the Belgian “Financial Services and Markets Authority” on 22 September 2026.

4.3	Effective date of the Merger

If the Conditions Precedent have been fulfilled or, if and to the extent legally possible, waived by the Merging Companies, the Merger shall become effective (the “Completion”) on the date and at the time at which the Belgian Notary passes the notarial deed confirming the Completion in accordance with article 12:118 BCCA (the “Final Deed”) (the “Merger Effective Time”) (which is currently anticipated to occur in the first quarter of 2027), provided that the Merger Effective Time shall not occur before 1 January 2027.

4.4	Legal effect of the Merger

Subject to the satisfaction of the Conditions Precedent and in accordance with the terms of the Joint Merger Proposal, at the Merger Effective Time:

-	all assets and liabilities of ARGAN (without limitation) will be transferred to WDP by universal succession of title and WDP will be automatically subrogated in all of the rights and obligations of ARGAN resulting from any contract or commitment, of whatever nature;
-	each holder of ARGAN Shares (if and to the extent it has not disposed of its ARGAN Shares further to the Withdrawal Right) will receive New Shares, subject to the terms and conditions set out in the Joint Merger Proposal;
-	ARGAN will be dissolved without going into liquidation;
6

-	all legal proceedings pending by or against ARGAN, including any proceedings that are initiated between the date of the Joint Merger Proposal and the Merger Effective Time, will be continued with the substitution of WDP, or as the case may be, its then wholly owned subsidiary New ARGAN, for ARGAN as a party;
-	unless otherwise provided therein, every contract, agreement or instrument to which ARGAN is a party will become a contract, agreement or instrument between WDP and the counterparty with the same rights and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between ARGAN and the counterparty, and any money due and owing (or payable) by or to ARGAN under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to WDP instead of ARGAN; and
-	any agreements entered into between ARGAN and WDP shall, as a result of this Merger, be automatically terminated at the Merger Effective Time; however, unless otherwise provided therein, any agreements to which any third party is also a party shall continue to apply with WDP as a party.
4.5	Issue of New Shares

Upon Completion, New Shares will be allotted to the ARGAN Shareholders as set forth in section 6.1.1 and 7.3.

The number of New Shares to be allotted to a shareholder of ARGAN in connection with the Merger will be determined, for each form of shares and each securities account, by multiplying the total number of Argan Shares held by that shareholder in that form and that account by the Exchange Ratio. If that calculation does not result in a whole number of New Shares1, the total number of New Shares to be allotted to that shareholder will be rounded down to the nearest whole number and the entitlement to the fraction for which no New Shares are allotted will be settled by a centralising bank and/or the relevant intermediaries by aggregating the fractional entitlements of other shareholders to obtain (whole) New Shares, and selling these New Shares on the market for cash on behalf of the relevant (former) shareholders of ARGAN who would otherwise have been entitled to receive a fractional New Share. The net cash proceeds from such sale (that may be lower than the value of the New Shares at the time of such sale) would then be distributed in cash by the relevant intermediaries to the (former) shareholders of ARGAN (it being understood that such amount will not be paid in relation to fractions in respect of free shares not subject to a vesting period but subject to a holding period at the Merger Effective Time) in proportion to their respective entitlement to the fraction. If the Exchange Ratio is adjusted and shareholders could become entitled to fractions of New Shares, the Merging Companies shall provide further details in relation to the terms and conditions of the settlement of such fractions and the payment of the net cash proceeds.

The shareholders of ARGAN who, per form of shares and per securities account, hold a number of ARGAN Shares that is not enough to be entitled to a whole number of New Shares on the basis of the Exchange Ratio, may themselves sell or purchase an appropriate number of ARGAN Shares to hold,

1 For the avoidance of doubt, it is specified that based on the Exchange Ratio as set forth in the Joint Merger Proposal, the shareholders of ARGAN will be entitled to a number of shares that corresponds to a whole number of New Shares. However, should the Exchange Ratio be automatically adjusted in accordance with clause 6.3.2 of the Joint Merger Proposal, the number of New Shares to be allotted to each shareholder of ARGAN might not correspond to a whole number of shares.

7

per form of shares and per securities account, a number of ARGAN Shares that is enough to be entitled to a whole number of New Shares on the basis of the Exchange Ratio.

WDP shall submit an application to Euronext Brussels, Euronext Amsterdam and, as the case may be, Euronext Paris for the admission to trading of the New Shares on the regulated markets of Euronext Brussels, Euronext Amsterdam and, as the case may be, Euronext Paris, so that the (former) shareholders of ARGAN may trade their New Shares on such regulated markets (subject to the cooperation of Euroclear, Euronext Brussels, Euronext Amsterdam and, as the case may be, Euronext Paris). WDP intends for the New Shares to be admitted to trading on the regulated markets of Euronext Brussels, Euronext Amsterdam and, as the case may be, Euronext Paris2 on the second trading day following the Merger Effective Time.

5	Financial position of the Merging Companies

For WDP’s financial position, reference is made to WDP’s, at the date of this Merger Report, most recently published figures as per 30 June 2026, as included in the interim report 2026, and available on its website (https://wdp.eu/en/investors/press-releases/interim-report-2026).

For ARGAN’s financial position, reference is made to ARGAN’s, at the date of this Merger Report, most recently published figures as per 30 June 2026, as included in the Half-year 2026 results, and available on its website (https://pix-cus-s3-argan-assets.s3.gra.io.cloud.ovh.net/uploads/2026/07/XbTVdmWVhR/20260720-ARGAN_Half_Year_Results_2026.pdf).

Since 30 June 2026, the Company has completed the following capital increases:

-	a contribution in kind of a real estate property located in Menen, which took place on 5 August 2026. The total issue price of the 294,117 new shares without nominal value issued in that context amounted to EUR 6,449,985.81, of which (i) EUR 336,972.85 was allocated to the capital account and (ii) EUR 6,113,012.96 was allocated to the share premium account3;
-	the contribution in kind of a real estate property located in Zwijndrecht, which took place on 2 September 2026. The total issue price of the 1,111,141 new shares without nominal value issued in that context amounted to EUR 23,545,077.79, of which (i) EUR 1,273,045.57 was allocated to the capital account and (ii) EUR 22,272,032.22 was allocated to the share premium account4; and
-	the capital increase in cash resolved by the board of directors on 29 September 2026 within the framework of the authorized capital, as recorded by notarial deed of 2 October 2026. The total issue price of the 20,618,556 new shares without nominal value issued in that context amounted to EUR 399,999,986.40, of which (i) EUR 23,622,889.87 was allocated to the capital account and (ii) EUR 376,377,096.53 was allocated to the share premium account5.

2 WDP has applied for the admission to trading of its existing shares on the regulated market of Euronext Paris, with a view to such admission occurring prior to the ARGAN EGM.

3 For more information, please see the press release of the Company on 5 August 2026

4 For more information, please see the press release of the Company on 2 September 2026

5 For more information, please see the press releases of the Company on 29 September 2026 (https://wdp.eu/actions/site-module/asset-download/download?id=342712 (16:45 CEST) and https://wdp.eu/actions/site-module/asset-download/download?id=342740 (23:45 CEST)) and on 2 October 2026 (https://wdp.eu/en/actions/site-module/asset-download/download?id=343097).

8

The board of directors is of the opinion that these events do not require an adjustment of the Exchange Ratio.

6	Valuation
6.1	Share exchange ratio
6.1.1	General

The exchange ratio of the shares is 3 New Shares for 1 ARGAN Share that has not been disposed of further to the Withdrawal Right (the “Exchange Ratio”).

The Exchange Ratio considers the distribution in the gross amount of EUR 11 per ARGAN Share (the “Argan Distribution”) by way of reimbursement of share premiums (remboursement de prime d’apport ou de prime d’émission) that ARGAN will propose to the general meeting of shareholders of ARGAN to be paid prior to the Merger Effective Time.

6.1.2	Adjustment of the Exchange Ratio

If and to the extent the Argan Distribution is not paid prior to the Merger Effective Time, the Argan Distribution shall not be completed and the Exchange Ratio will be adjusted to take into account the effect, on a euro-for-euro basis, of the (full or partial) absence of distribution of (the gross amount of) the Argan Distribution on the value of the shares of ARGAN underlying the Exchange Ratio. The Merging Companies acknowledge that the Exchange Ratio must comply with article 26, §2 and 3 of the RREC Act as regards the minimum issue price.

The Exchange Ratio shall otherwise not be automatically adjusted.

6.1.3	Valuation of the Exchange Ratio

The board of directors of WDP and the management board of ARGAN have used the following multi-criteria approach based on generally accepted valuation methodologies for publicly listed real estate companies: net asset values, share prices (market references), analyst target prices, earnings and dividend yields, precedent transactions, and discounted cash flows (DCF), for determining the Exchange Ratio.

Each of the Merging Companies was first valued on a standalone basis and, for each method, an implied exchange ratio was derived. Except as otherwise indicated, the valuations and the market references (share prices, volume-weighted average prices, trading multiples and analyst estimates) were determined as of 23 July 2026, being the last trading day prior to the announcement of the Merger and therefore not affected by such announcement.

The valuations rely notably on (i) financial projections for ARGAN based on the FactSet consensus as of 23 July 2026 and (ii) the standalone business plan of WDP prepared by its management in June 2026, together with publicly available information (annual reports, equity research and press releases) and internal research.

9

The following valuation methods were applied:

-	Net asset value: the EPRA net tangible assets (NTA) per share as of 30 June 2026;
-	Market references:
o	Spot share price as of 23 July 2026;
o	1-month, 3-month and 6-month volume-weighted average prices (VWAP);
o	Highest share price observed over the preceding 12 months; and
o	Average analyst target price.
-	Earnings and dividend yields: FFO6 parity (2026e and 2027e) and dividend parity (2026e and 2027e) between the Merging Companies;
-	Precedent transactions: the average premium observed on recent public offers in the European real estate sector (+29%), applied to Argan's unaffected share price relative to WDP’s unaffected share price7; and
-	Discounted cash flow (DCF): the intrinsic value per share of each of the Merging Companies derived from the discounting of their respective projected free cash flows.

The values obtained from each of these methods are summarized in the table below:

Valuation method	Argan value (€/share, cum-Argan Distribution)	Argan value (€/share, ex-Argan Distribution)	WDP value (€/share)	Implied exchange ratio (x) (on an ex-Argan Distribution basis)
Net asset value
Net asset value — EPRA NTA (30 June 2026)	93.8	82.8	21.4	3.9x
Market references
Spot share price (23 July 2026)	65.4	54.4	22.7	2.4x
1-month VWAP	61.8	50.8	22.1	2.3x
3-month VWAP	60.9	49.9	22.2	2.2x
6-month VWAP	62.7	51.7	23.1	2.2x
52-week high	71.1	60.1	26.0	2.3x
Average analyst target price	75.7	64.7	26.1	2.5x
Earnings yield
FFO parity — 2026e	84.0	73.0	22.7	3.2x
FFO parity — 2027e	80.7	69.7	22.7	3.1x
Dividend yield
Dividend parity — 2026e	63.4	52.4	22.7	2.3x
Dividend parity — 2027e	61.3	50.3	22.7	2.2x
Comparable market transactions
Precedent transactions	84.4	73.4	22.7	3.2x
DCF
Discounted cash flow	63.5	52.5	23.7	2.2x

6 Funds From Operations.

7 As per 23 July 2026.

10

Subsequently, the Exchange Ratio was determined taking into account the Argan Distribution and the result of negotiations between the parties, taking into account all valuation methods described and with the aim of keeping an adequate balance between (i) the fair distribution of weights of both WDP and ARGAN Shareholders in the combined group, (ii) a premium to ARGAN share price of 21% (based on ARGAN and WDP’s unaffected closing prices of EUR 65.40 and EUR 22.74, respectively, as per 23 July 2026, prior to the announcement), (iii) EPRA EPS accretion for the combined group, and (iv) maintaining a strong financial position for the combined group.

Based on WDP’s unaffected share price and considering the transaction cum-Argan Distribution (as will be proposed by ARGAN to the ARGAN EGM, as explained in section 6.1.1), the Exchange Ratio implies a EUR 79.22 offer price representing:

-	+21% premium over ARGAN’s unaffected closing share price of EUR 65.40 on 23 July 2026;
-	+28% premium over ARGAN’s 1-month volume-weighted average price of EUR 61.82; and
-	+30% premium over ARGAN’s 3-month volume-weighted average price of EUR 60.90.

A detailed description of valuation methods retained and discarded is set out in Appendix A.

6.1.4	Difficulties in determining the Exchange Ratio

No particular difficulties were encountered in the valuation of the Merging Companies or in the determination of the Exchange Ratio.

6.2	No cash payment

WDP will not make any cash payment, without prejudice, for the avoidance of doubt, to what is stated in clause 4.3 and 6.3 of this Merger Report, articles L. 236-40, L. 236-41 and R. 236-25 et seq. of the French Commercial Code and article 12:116/1, §2 BCCA.

6.3	Cash compensation price
6.3.1	General

The cash compensation price pursuant to the exercise of the Withdrawal Right, as set forth in section 9.2, is equal to EUR 71.10 per ARGAN Share (the “Cash Compensation”).

The proposed Cash Compensation (i) has been set in accordance with the provisions of article R. 236-26 of the French Commercial Code and article L. 433-4 of the French Monetary and Financial Code, (ii) will be reduced by the gross amount of the Argan Distribution (if and to the extent distributed prior to the Merger Effective Time) and any other distribution to the shareholders of ARGAN (regardless of whether such distribution takes the form of an annual dividend or interim dividend, or any other form (in cash or in kind)) where the right to such distribution arises prior to the Merger Effective Time and (iii) will be paid net of withholding tax or any other tax that is required to be deducted or withheld in accordance with applicable law.

6.3.2	Valuation of the Cash Compensation

The Cash Compensation was determined by reference to the standalone value of the ARGAN Share on a cum-Argan Distribution basis.

11

The board of directors of WDP and the management board of ARGAN have used the following multi-criteria approach, for determining the Cash Compensation:

•	Discount to EPRA NTA: the discount to EPRA net tangible assets (NTA) as of 30 June 2026 observed within a peer sample composed of listed European logistics real estate companies (AB Sagax, CTP, Montea, Segro, Tritax and VGP);
•	52-week high: the highest share price observed over the 12-month period preceding 23 July 2026;
•	3-month VWAP: the 3-month volume-weighted average price;
•	Dividend yield: the dividend yield (2026e and 2027e) observed within the listed peer sample; and
•	Discounted cash flow (DCF): the discounted cash flow valuation as described in 6.1.3 (weighted average cost of capital of 7.4% and perpetual growth rate of 2.0%).

The values resulting from each of these references are summarized in the table below (in EUR per ARGAN Share, on a cum-Argan Distribution basis):

Valuation reference	Value (€/sh)
Discount to EPRA NTA (30 June 2026)	82.7
52-week high share price	71.1
3-month VWAP	60.9
Dividend yield (2026e-2027e)	67.7
Discounted cash flow (DCF)	63.5
Average	69.2

These valuation references were considered as a whole and the Cash Compensation was ultimately set as the 52-week high share price of EUR 71.1, then exceeding the average of the five valuation references of EUR 69.2 by approximately +2.8%.

The Cash Compensation represents a premium of +8.7% over ARGAN’s unaffected closing price, +15.0% over the 1-month VWAP and +13.5% over the 6-month VWAP. In accordance with applicable law, the Cash Compensation has been determined on a standalone basis, without taking into account the impact of the Merger itself, including any expected synergies. Therefore, the Cash Compensation may be lower than the implied value resulting from the Exchange Ratio, which does reflect the value of the ARGAN Share considering the Merger.

6.3.3	Difficulties in determining the Cash Compensation

No particular difficulties were encountered in the determination of the Cash Compensation.

12

7	Rationale and consequences of the Merger
7.1	Rationale of the Merger
7.1.1	Building the platform of tomorrow

Early 2026, the Company expressed the clear ambition to further scale into an integrated European €10bn+ platform and to provide total supply chain infrastructure solutions to new and existing tenants. To this end, the focus remains on delivering above-average earnings growth with a below-average risk profile.

ARGAN, in turn, aims to further develop its platform in the French logistics real estate market, one of the largest and still predominantly fragmented markets in Continental Europe. Additionally, ARGAN sees substantial cross-selling opportunities through access to a larger European platform.

Through the proposed combination, the Merging Companies aim to bring together two highly complementary logistics real estate platforms and create a leading core European logistics real estate portfolio exceeding €13 billion GAV with more than €700 million of annualised rental income, approximately 13 million m² of high-quality logistics space and a committed pipeline of around 1 billion euros. Every client of ARGAN – existing and new – will benefit from integration with the WDP platform of the Company as of Completion. The enlarged group will hold #1 market positions in France, Belgium, Luxembourg, the Netherlands and a leading position in Romania, jointly creating a stronger platform that supports clients across Europe's most important logistics corridors in eight countries.

The contemplated transaction represents the logical next step in the Company’s long-term European growth strategy, as part of its #BLEND&EXTEND2030 multi-year growth plan, and responds to increasing client demand for integrated supply chain solutions, supported by growing supply-chain unification across Europe. As the geographical bridge between Northern and Southern Europe, France is the linking pin in the Company’s next phase of growth and provides an attractive basis for further expansion into Italy and Spain.

The Merger aims to combine two companies with shared entrepreneurial DNA. Founded and developed by the Le Lan and De Pauw families respectively, the Merging Companies share a long-term vision, a client-centric focus and a disciplined approach to profitable growth and capital allocation. These shared values have enabled both companies to build highly successful logistics platforms in their respective markets and form the foundation of the proposed combination.

7.1.2	France at the heart of the Acquiring Company’s next phase of European growth

The contemplated combination aims to integrate the Company’s existing French operations into an approximately five billion euros national logistics champion. Beyond the immediate scale benefits, the combination would bring together the deep local market knowledge, brand value, in-house development expertise and long-standing customer relationships of ARGAN with the Company’s European reach and strong financial capacity.

13

7.1.3	Growth, built on continuity

The contemplated combination is built on continuity. The experienced team of around 30 specialists of ARGAN, together with the Company’s France’s team of 6, will continue to lead the French platform after completion, with headquarters in Paris. The ARGAN brand – recognised for its premium market positioning and its Aut0nom® concept, innovative standard aimed at carbon reduction and energy efficiency – will be maintained for the combined group's commercial activities in France. The entrepreneurial, client-centric culture shared by both Merging Companies will remain at the core of the enlarged group. Through the proposed transaction, the shareholders of ARGAN would exchange a 100% French logistics REIT for a leading and growing European logistics REIT active across eight markets.

7.2	Consequences for the future business

After Completion, WDP shall maintain the “ARGAN” brand, known for its premium quality, for all commercial activities of the WDP group in France. The registered name for New Argan will be “ARGAN”. In order to ensure the visibility of the new combined entity as from now and after Completion, a combined brand “WDP-ARGAN” (including a logo and a website) will be used for communication purposes at WDP group level, such as investor relations’ communications.

7.3	Consequences for the shareholders

The New Shares shall be of the same nature as the existing shares of WDP. The New Shares will have no nominal value. All WDP Shares, both the existing WDP Shares and the New Shares, will represent the same fraction of the share capital of WDP and carry the same rights. Provided that Completion occurs prior to the resolution by the Company on the allocation of the results of financial year 2026 and the detachment of the coupon in relation thereto, the New Shares shall therefore be issued with coupon no. 9 (representing the right to the profits of financial year 2026) and following coupons attached, so that they shall, in the same manner as the existing shares of the Company, participate in the profits of the Company for the period commencing 1 January 2026 (also including, as of the Merger Effective Time, the profits for financial year 2026 of ARGAN). If it appears that Completion cannot take place prior to 29 March 2027, each Merging Company shall be entitled to make a dividend distribution in the context of the allocation of the results of financial year 2026 in the gross amount per share of up to EUR 3.87 in the case of ARGAN and up to EUR 1.29 in the case of WDP, subject to the availability of distributable amounts, without this resulting in an adjustment of the Exchange Ratio. If either Merging Company exercises this right, (i) both Merging Companies shall call their respective general meetings of shareholders with a view to resolving on these dividend distributions and the corresponding coupon detachment as soon as possible, subject to the availability of distributable amounts, and (ii) Completion shall be postponed until a date shortly after the general meetings of shareholders and the coupon detachment. In such a case, the New Shares shall be issued with coupon no. 10 (representing the right to the profits of financial year 2027) and following coupons attached, so that they shall, in the same manner as the existing shares of WDP, participate in the profits of WDP for the period commencing 1 January 2027 (also including, as of the Merger Effective Time, the profits for financial year 2027 of ARGAN).

The Merger will result in a dilution for the existing WDP Shareholders of their voting rights, dividend rights, rights to the proceeds of the liquidation of the Company and other rights attached to the WDP

14

Shares (such as the statutory pre-emption right or, as the case may be, the irreducible allocation right in the event of a capital increase in cash).

At the date of this Merger Report, the Company’s share capital amounts to EUR 300,826,420.47 and is represented by 262,567,638 WDP Shares, without nominal value, each representing the same fraction of the share capital of the Company. Assuming that 77,296,971 New Shares would be issued8, the Company’s share capital would be increased with an amount of approximately 88.569 million euros and the pro forma provisional merger premium would amount to approximately 1,669 million euros.

The table below shows, assuming that 77,296,971 New Shares would be issued10, the dilution that an existing WDP Shareholder who held 1% of the Company’s capital prior to the Merger will undergo with respect to the fiscal year 2026 and subsequent years, if the Merger is completed.

Shareholding
At the date of this Merger Report	1%
After the Merger	0.76%

Accordingly, the Merger will reduce such WDP Shareholder’s proportionate interest in the share capital, voting rights, entitlement to profits and share in the net asset value per share of WDP (IFRS NAV and EPRA NTA), in each case on a per share basis, in proportion to such dilution.

The IFRS NAV per WDP Share per 30 June 2026 amounts to EUR 20.9. However, after completion of the Merger, the IFRS NAV per share of the combined entity is expected to amount to EUR 22.411 on a pro forma basis assuming that 77,296,971 New Shares would be issued, taking into account the Argan Distribution, as well as EUR 25 million assumed total transaction costs, per 30 June 2026. The EPRA NTA per WDP Share per 30 June 2026 amounts to EUR 21.4. However, after completion of the Merger, the EPRA NTA per share of the combined entity is expected to amount to EUR 22.811 on a pro forma basis assuming that 77,296,971 New Shares would be issued, taking into account the Argan Distribution, as well as EUR 25 million assumed total transaction costs, per 30 June 2026. Due to the manner in which the Exchange Ratio and the underlying value of a WDP Share and an ARGAN Share has been determined (see section 6.1.3 of this Merger Report), the Merger and the resulting capital increase will not result in financial dilution for the existing WDP shareholders relative to the net asset value (IFRS NAV and EPRA NTA) of the existing shares on the Merger Effective Time.

The figures set out in this paragraph are for illustrative purposes only and remain subject to change.11

8 On a fully diluted basis, taking into account the existing 25,766,939 ARGAN Shares, the 15,435 free shares granted in 2026 under the 2025 free share plan, and the 16,717 treasury shares held by ARGAN, multiplied by the Exchange Ratio.

9 Pursuant to the Merger, WDP’s capital will be increased with an amount equal to the number of New Shares multiplied by the (exact) fractional value of the existing shares (rounded to EUR 1.15 per share to two decimals) and subsequently rounded to the nearest euro cent.

10 On a fully diluted basis, taking into account the existing 25,766,939 ARGAN Shares, the 15,435 free shares granted in 2026 under the 2025 free share plan, and the 16,717 treasury shares held by ARGAN, multiplied by the Exchange Ratio.

11 These pro forma figures are based on the financial position as at 30 June 2026, taking into account 240,543,824 shares outstanding and therefore do not reflect subsequent capital market transactions completed by WDP, including the contributions in kind as per 5 August 2026, 2 September 2026 and the capital increase launched on 29 September 2026.

15

8	Implications for the employees
8.1	Implications for employment relations and measures for safeguarding them

The Merger will have no consequences for the employment relations within WDP.

8.2	Material changes in employment conditions or in company locations

WDP does not expect that the Merger will lead to a reduction of its current workforce. They will retain the currently applicable terms and conditions of employment and will not be transferred to other places of business.

The employees of ARGAN will automatically transfer to New ARGAN pursuant to the Hive-Down pursuant to article L. 1224-1 of the French Labour Code and the employment contracts transferred to New ARGAN will continue to be governed by French labour law. Tripartite transfer agreements may, where applicable, be offered to employees who do not fall within the scope of article L. 1224-1 of the French Labour Code. Whatever the terms of the transfer (whether automatic or contractual), the completion of the Hive-Down and then of the Merger will not have any impact on the employees’ rights, who would be entitled to retain all the benefits arising from their employment contract as well as from ARGAN’s customary practices and unilateral undertakings (e.g. seniority, contractual classification, place of work, remuneration (fixed and variable), as well as all accrued paid leave and working-time reduction days not yet taken).

In this regard, the same industry-wide collective bargaining agreement, the same industry-wide agreements under the same conditions and within the same limits, as well as the current collective agreements, usages and binding unilateral undertakings which would not be terminated pursuant to article L. 2261-14 of the French Labour Code, will apply within New ARGAN after the Hive-Down and the Merger.

In addition to the above, until two (2) years as of Completion, WDP commits to maintain consistently with past practice the existing collective schemes, where applicable, in particular any statutory profit-sharing (participation), discretionary profit-sharing (intéressement) and collective commercial bonuses, including the ARGAN’s savings plan (PEE) and retirement savings plan (PERCO), while adjusting, where applicable, the performance criteria so as to reflect both the objectives of the New ARGAN business and those of the combined group.

In this regard, WDP commits to preserve the economic objective and the incentive effect of the free shares awards by means of an appropriate arrangement, which may in particular take the form of additional cash remuneration or any other equivalent mechanism, in relation to the financial years 2027 and 2028. Therefore, WDP will ensure that each employee of ARGAN will receive, subject to conditions determined in accordance with past practice, an overall economic benefit substantially similar to that associated with the free shares awards, and is prepared, where applicable, to bear the additional cost resulting from a tax or social security treatment less favourable than that of the free shares awards. In consideration of the foregoing, ARGAN will not implement a new free share plan for financial year 2027.

16

Furthermore, WDP shall use its best efforts to ensure that healthcare, welfare (prévoyance), and/or supplementary pension arrangements include an “employer funding” component at least equivalent to that in force consistently with past practice before the transfer of the employment contracts.

The shares in New ARGAN will automatically transfer to WDP as part of the Merger and the employees of New ARGAN will thus become employees of a French subsidiary wholly owned by WDP. The activities of ARGAN will be continued by New ARGAN. The employees of ARGAN would retain the same duties, subject to adjustments related to (i) the integration of ARGAN’s French activities and (ii) the dissolution of ARGAN, it being understood that, in this context, a limited reassessment of the functional organizational chart and, where applicable, of certain employees’ duties would be expected in order to account for synergies and overlaps, which would potentially have a (minimal) impact on employment.

8.3	Effect of these factors on subsidiaries

It is the intention that WDP France SARL (432 930 527 RCS Châteauroux) (“WDP France”), the existing French wholly owned subsidiary of WDP, will ultimately be merged into New ARGAN. The employees of WDP France would then thus become employees of New ARGAN, and the activities of WDP France will be continued by New ARGAN.

WDP does not expect that the Merger will lead to a reduction of the current workforce of WDP France.

The completion of the Merger and the subsequent merger of WDP France into New ARGAN will not have any impact on the employees’ rights, who would be entitled to retain all the benefits arising from their employment contract as well as from WDP France’s customary practices and unilateral undertakings (e.g. seniority, contractual classification, place of work, remuneration (fixed and variable), as well as all accrued paid leave and working-time reduction days not yet taken).

After Completion, it is the intention to relocate the offices of WDP France to the offices of New ARGAN.

9	Rights and remedies in relation to the Withdrawal Right and challenge of the Exchange Ratio
9.1	WDP Shareholders

WDP Shareholders are not entitled to a withdrawal right, as set out in article 12:116/1, §1 of the BCCA, because WDP is the acquiring company.

If the resolution to effect the Merger is adopted at the WDP EGM, WDP Shareholders may challenge the Exchange Ratio and request a payment in cash, within thirty (30) days following the WDP EGM, before the president of the enterprise court of Brussels, Dutch speaking division, sitting in summary proceedings, in accordance with article 12:116/1, §2 of the BCCA.

This right to challenge the Exchange Ratio is only available to a WDP Shareholder who:

(i)	no later than at the WDP EGM, has notified the Company that it does not agree with the Exchange Ratio, and
(ii)	voted against the approval of the Merger at the WDP EGM, and
(iii)	has had this recorded as such in the minutes of the WDP EGM.
17

Challenging the Exchange Ratio, even if such a challenge were to be successful, will not prevent the Merger from taking effect.

9.2	ARGAN Shareholders

If the resolution approving the Merger is adopted at the ARGAN EGM, any ARGAN Shareholder who voted against that resolution (or whose voting rights were temporarily suspended) at the ARGAN EGM may exercise a withdrawal right in accordance with Articles L. 236-40, R. 236-25 et seq. of the French Commercial Code with respect to the ARGAN Shares it holds, provided that it continues to hold such shares until the time that it exercises such right (the “Withdrawal Right”). Pursuant to Article R. 236-26 of the French Commercial Code, ARGAN Shareholders benefiting from the Withdrawal Right may exercise their right by filing a request with ARGAN within ten (10) days following the date of the ARGAN EGM (a “Withdrawal Request”).

ARGAN shall have ten (10) days following a Withdrawal Request to send a buyback offer to the relevant ARGAN Shareholder, mentioning the Cash Compensation and the proposed method of payment, as well as the period during which the offer is valid (the “Withdrawal Validity Period”) (which shall be no less ten (10) days from the date of the receipt of the buyback offer) and the place where it may be accepted (the “Withdrawal Offer”). An ARGAN Shareholder may challenge the Cash Compensation before the Economic Activities  Court (tribunal des activités économiques) of Nanterre until the end of the Withdrawal Validity Period, thereby requesting that ARGAN pays a cash adjustment, it being understood that this will not prevent the Merger from taking effect.

Any ARGAN Shareholder who (i) was not entitled to exercise a Withdrawal Right or (ii) was entitled to exercise a Withdrawal Right but did not exercise it, within ten (10) days after, respectively, the ARGAN EGM or after the expiry of the Withdrawal Validity Period, may challenge the Exchange Ratio before the Economic Activities Court (tribunal des activités économiques) of Nanterre, thereby requesting that ARGAN pays a cash adjustment, it being understood that this will not prevent the Merger from taking effect.

10	Considerations from the RREC Act
10.1	Article 26, §2 RREC Act

In accordance with article 26, §2, 1st section, 1° of the RREC Act, the identity of the contributors must be disclosed in this Merger Report. The Merger is addressed to all ARGAN Shareholders, whose identity is unknown to WDP. For purposes of article 26, §2, 1st section, 1° of the RREC Act, the contributors shall therefore be identified as the ARGAN Shareholders.

In accordance with article 26, §2, 1st section, 2° iuncto article 26, §3 of the RREC Act, the “issue price” in the context of the Merger may not be lower than the lower of (a) a net asset value per share dated no more than four months prior to the date of the Joint Merger Proposal or, at the option of the Company, prior to the date of the Final Deed, and (b) the average closing price over the thirty calendar days preceding that same date. The Merging Companies have set the date of the Joint Merger Proposal as the relevant reference date. Based on the Exchange Ratio and the underlying value of a WDP share at the time of determination of the Exchange Ratio, i.e. 23 July 2026, taking into account the valuation

18

methods for determining the Exchange Ratio, the issue price for purposes of article 26, §2, 1st section of the RREC Act is set at EUR 22.7412.

The net asset value per WDP share per 30 June 2026 amounts to EUR 20.9 and the average closing price over the thirty calendar days preceding the date of the Joint Merger Proposal amounts to EUR 22.15.

As the issue price is higher than both these amounts, the condition of article 26, §2, 1st section, 2° iuncto article 26, §3 of the RREC Act has been satisfied.

10.2	Article 48 RREC Act

Pursuant to article 48 of the RREC Act, the fair value of the assets held by the Company and its perimeter companies, as referred to in article 47, §1 of the RREC Act, must be appraised by the independent real estate expert(s) each time the Company proceeds with a merger. This valuation may not be older than one month prior to the filing of the Joint Merger Proposal (i.e. 24 July 2026). The independent real estate experts of the Company have appraised the assets held by the Company and its perimeter companies, as referred to in article 47, §1 of the RREC Act, as per 30 June 2026.

10.3	Article 49 RREC Act

Pursuant to article 49, §1, 1st section of the RREC Act, the fair value of all assets referred to in article 47, §1 of the RREC Act that are to be acquired or transferred by the Company or its perimeter companies must be valued by the independent real estate expert(s) before the transaction takes place insofar as the transaction, considered as a whole, represents a sum higher than the lower of (a) 1% of the Company’s consolidated assets and (b) EUR 2,500,000. As neither the Company nor its perimeter companies will directly acquire any assets referred to in article 47, §1 of the RREC Act in the context of the Merger, but the Company will acquire the shares in New ARGAN, being a SIIC, the aforementioned rule of article 49 of the RREC Act does not apply to the Merger.

In addition, it should be noted that,

(i)	ARGAN has all its assets, as referred to in article 47, §1 of the RREC Act, appraised by an independent real estate expert on a semi-annual basis, for purposes of determining the fair value of its assets in its consolidated accounts;
(ii)	the latest (update of the) valuation that relates to the fair value of the assets held by ARGAN, as referred to in article 47, §1 of the RREC Act, dates from 30 June 2026 and a new (update of the) valuation that relates to the fair value of such assets shall occur prior to Completion, as per 31 December 2026.

One of the independent real estate experts engaged by the Company for the valuation of the real estate portfolio of its perimeter companies holding real estate in France is the same independent expert as the expert of ARGAN.

12 WDP’s closing share price on 23 July 2026.

19

11	Decision

The board of directors is convinced that the Merger is in the best interest of the Company and all its shareholders and employees. The shareholders are therefore requested to approve the proposed Merger.

_________________

20

Only the original version in Dutch has to be signed. This is a free translation of the original version, for information purposes only.

Approved on 7 October 2026,

For the board of directors,

Name: Rik Vandenberghe	Name: Joost Uwents
Title: director	Title: director
Date:	Date:
21

APPENDIX A

Valuation methodologies applied to determine the Exchange Ratio

This Appendix summarises the valuation methodologies retained and discarded to determine the Exchange Ratio. It is provided for ease of reference and should be read together with section 6.1.

Unless otherwise stated, all valuations and market references were determined as of 23 July 2026, being the last trading day prior to the announcement of the Merger and therefore unaffected by such announcement. Each of the Merging Companies was valued on a standalone basis and, for each method, an implied exchange ratio was derived on an ex-Argan Distribution basis. The valuations rely notably on (i) financial projections for ARGAN based on the FactSet consensus as of 23 July 2026 and (ii) the standalone business plan of WDP prepared by its management in June 2026, together with publicly available information (annual reports, equity research and press releases).

1.	Methodologies retained to determine the Exchange Ratio

As set forth in the Merger Report, the Exchange Ratio was determined using a multi-criteria approach based on generally accepted valuation methodologies for publicly listed real estate companies. The retained methods are as follows:

-	Net asset value (EPRA NTA);
-	Market references (spot share price, VWAPs, 52-week high and average analyst target price);
-	Operational references (FFO parity and dividend parity);
-	Precedent transactions; and
-	Discounted cash flow (DCF).
1.1.	Net asset value (EPRA NTA)

The European Public Real Estate Association (EPRA) publishes the EPRA Best Practices Recommendations, which have long been central to the non-GAAP financial reporting of listed real estate companies and materially enhance transparency across the listed European sector.

The suite of EPRA Net Asset Value metrics adjusts the IFRS equity value in order to provide stakeholders with the most relevant information on the fair value of a real estate investment company’s assets and liabilities under different scenarios. The EPRA NTA (Net Tangible Assets) provides a consistent measure of tangible net asset value on a going-concern basis: in its calculation, EPRA NTA includes all properties at their market value but excludes the mark-to-market of financial instruments, deferred tax and intangible assets.

On the basis of the EPRA NTA of ARGAN and WDP as of 30 June 2026, the implied exchange ratio is as follows:

Reference	ARGAN (€/share, ex-Argan Distribution)	WDP (€/share)	Implied exchange ratio (ex-Argan Distribution)
EPRA NTA (30 June 2026)	82.8	21.4	3.9x

ARGAN is shown on an ex-Argan Distribution basis (EUR 93.8 per share on a cum-Argan Distribution basis).

22

1.2.	Market references

Each of the Merging Companies was valued by reference to its observed trading prices over various reference periods: the spot share price as of 23 July 2026, the 1-month, 3-month and 6-month volume-weighted average prices (VWAP), the highest share price observed over the preceding 12 months, and the average analyst target price. The values and implied exchange ratios (derived on an ex-Argan Distribution basis) are set out below:

Reference	ARGAN cum-Argan Distribution (€/share)	ARGAN ex-Argan Distribution (€/share)	WDP (€/share)	Implied exchange ratio (ex-Argan Distribution)
Spot share price (23 July 2026)	65.4	54.4	22.7	2.4x
1-month VWAP	61.8	50.8	22.1	2.3x
3-month VWAP	60.9	49.9	22.2	2.2x
6-month VWAP	62.7	51.7	23.1	2.2x
52-week high	71.1	60.1	26.0	2.3x
Average analyst target price	75.7	64.7	26.1	2.5x

The detail of the analyst target prices for ARGAN is set out below:

Analyst	Date	Target price (€/share)
Jefferies	23 Jul 2026	80.0
Bank Degroof Petercam	22 Jul 2026	71.0
Kepler Cheuvreux	22 Jul 2026	66.0
Oddo BHF	21 Jul 2026	74.0
KBC Securities	21 Jul 2026	90.0
Kempen	21 Jul 2026	73.0
Berenberg	05 Jun 2026	76.0
Average		75.7

The detail of the analyst target prices for WDP is set out below:

Analyst	Date	Target price (€/share)
Jefferies	23 Jul 2026	23.0
AlphaValue/Baader Europe	23 Jul 2026	19.0
Morgan Stanley	23 Jul 2026	27.0
Oddo BHF	15 Jul 2026	26.0
Berenberg	08 Jul 2026	28.0
KBC Securities	07 Jul 2026	32.0
Kempen	02 Jul 2026	26.0
ING Bank	02 Jul 2026	29.0
Bernstein	01 Jul 2026	26.0
Deutsche Bank	25 Jun 2026	25.0
23

Analyst	Date	Target price (€/share)
Bank Degroof Petercam	19 Jun 2026	27.0
Kepler Cheuvreux	05 Jun 2026	25.0
Goldman Sachs	01 Jun 2026	28.0
UBS	30 Apr 2026	27.5
Barclays	24 Apr 2026	25.0
JP Morgan	05 Feb 2026	24.0
Average		26.1
1.3.	Operational references

The operational aggregates retained to determine the Exchange Ratio are the EPRA FFO per share and the dividend per share of each of the Merging Companies for 2026e and 2027e, based on FactSet consensus (as of 23/07/2026) for ARGAN and management business plan for WDP. For each aggregate, a parity is derived as the ratio of ARGAN’s per-share aggregate to WDP’s per-share aggregate.

As EPRA FFO and dividends are operating metrics that are not reduced by the Argan Distribution, the parity of these aggregates implies an exchange ratio on a cum-Argan Distribution basis. The corresponding ex-Argan Distribution exchange ratio is then recalculated by reducing the implied value per ARGAN Share by the Argan Distribution of EUR 11 per share and re-dividing by WDP’s unaffected share price of EUR 22.74 (i.e. the ex-Argan Distribution ratio equals the cum-Argan Distribution ratio less EUR 11 / EUR 22.74).

The operational aggregates and the resulting implied exchange ratios (on a cum- and ex-Argan Distribution basis) are set out below:

Reference	ARGAN (€/share)	WDP (€/share)	Exchange ratio (cum-Argan Distribution)	Exchange ratio (ex-Argan Distribution)
FFO 2026e	5.9	1.6	3.7x	3.2x
FFO 2027e	6.0	1.7	3.6x	3.1x
Dividend 2026e	3.6	1.3	2.8x	2.3x
Dividend 2027e	3.7	1.4	2.7x	2.2x
1.4.	Precedent transactions

The precedent transactions retained to determine the Exchange Ratio are based on selected recent public offers in the European real estate sector reflecting an average premium vs. unaffected share price of +29%. The average premium of +29% is applied to ARGAN’s unaffected share price and then reduced by the Argan Distribution to derive ARGAN implied value ex-Argan Distribution, then divided by WDP’s unaffected share price to derive the exchange ratio on an ex-Argan Distribution basis.

The implied values and exchange ratios are set out below:

24

Reference	ARGAN implied value (€/share, cum-Argan Distribution)	ARGAN implied value (€/share, ex-Argan Distribution)	WDP’s unaffected share price (€/share)	Exchange ratio (ex Argan Distribution)
Precedent transactions (+29% average premium)	84.4	73.4	22.7	3.2x

The selected public offers in the European real estate sector supporting the +29% average premium are set out in the table below:

Date	Target	Geography	Acquirer	Premium vs Unaffected price
2026	Segro	UK	Prologis	39%
2025	Warehouse REIT	UK	Blackstone	34%
2025	Urban Logistics	UK	LondonMetric	22%
2024	Tritax EuroBox	UK	Brookfield	28%
2024	abrdn	UK	GoldenTree	20%
2024	BCPT REIT	UK	Starwood	22%
2024	UKCM	UK	Tritax Big Box REIT	11%
2024	LXi Reit	UK	LondonMetric Property	9%
2023	CTPT	UK	LondonMetric Property	34%
2023	Industrials REIT	UK	Blackstone	42%
2022	Secure Income REIT	UK	LXi REIT	16%
2021	Yew Grove REIT	UK	Slate Office REIT	2%
2021	St Modwen	UK	Blackstone	21%
2021	RDI Reit	UK	Starwood	33%
2026	Grand City Properties	Luxembourg	Aroundtown	7%
2025	Citycon	Finland	G City	36%
2025	PRS Reit plc	UK	Waypoint AM	7%
2025	Dalata Hotel Group	UK	Pandox Ireland Tuck	36%
2025	Aedas Homes	Spain	Neinor Homes	n.a.
2025	Empiric Student Property	UK	Unite Students	10%
2025	Assura	UK	PHP	47%
2025	Cofinimmo	Belgium	Aedifica	28%
2025	Care REIT	UK	CareTrust	33%
2024	Lock’nStore	UK	Shurgard	16%
2024	Redrow	UK	Barratt Developments	27%
2024	MRM	France	Scor	143%
2024	Galimmo	France	Carmila	2%
2023	Civitas	UK	CK Asset Holdings	44%
2022	Countryside	UK	Vistry Group	9%
25

2022	Shaftesbury	UK	Capital and Counties	(4%)
2022	Hibernia Reit	UK	Brookfield	38%
2022	McKay Securities	UK	Workspace	36%
2021	U&I Group	UK	Land Securities	73%
2021	GCP Student Living	UK	Scape Living / iQSA	31%
2021	Sigma Capital	UK	PineBridge Investments	36%
2021	Société Foncière Lyonnaise	France	Colonial	44%
2021	Sofibus Patrimoine	France	SEGRO France	67%
2021	Selectirente	France	Sofidy	10%
2020	Urban&Civic	UK	Wellcome Trust	64%
2020	McCarthy & Stone	UK	Lonestar	39%
2020	Daejan	UK	Freshwater Group	56%
2019	Selectirente	France	Tikehau	27%
2017	ANF Immobilier	France	Icade	7%
	Average			29%
1.5.	Discounted cash flow (DCF)

The discounted cash flow (DCF) method derives the intrinsic value per share of each of the Merging Companies by discounting its projected free cash flows to present value at the weighted average cost of capital (WACC). The analysis was performed as of 30 June 2026 over the period 2026e-2031e, on the basis of the respective business plans (the FactSet consensus for ARGAN and the standalone management business plan for WDP).

The principal assumptions are as follows:

-	Terminal value based on the Gordon-Shapiro (perpetuity growth) approach;
-	Perpetual growth rate of 2.0%;
-	Normative terminal capex of c.0.85% of GAV (c. EUR 10 per sqm); and
-	WACC of 7.4% for ARGAN and 6.8% for WDP

The implied values per share and exchange ratio are set out below:

Reference	ARGAN cum-Argan Distribution (€/share)	ARGAN ex-Argan Distribution (€/share)	WDP (€/share)	Implied exchange ratio (ex-Argan Distribution)
Discounted cash flow (DCF)	63.5	52.5	23.7	2.2x

26

1.6.	Summary of the retained methods

The implied exchange ratios resulting from each retained method are summarised in the table below:

Valuation method	Implied exchange ratio (ex-Argan Distribution)
Net asset value - EPRA NTA (30 June 2026)	3.9x
Spot share price (23 July 2026)	2.4x
1-month VWAP	2.3x
3-month VWAP	2.2x
6-month VWAP	2.2x
52-week high	2.3x
Average analyst target price	2.5x
FFO parity - 2026e	3.2x
FFO parity - 2027e	3.1x
Dividend parity - 2026e	2.3x
Dividend parity - 2027e	2.2x
Precedent transactions	3.2x
Discounted cash flow	2.2x

2.	Methods considered but discarded

Trading multiples (P/FFO) based on a listed peer sample composed of AB Sagax, CTP, Montea, Segro, Tritax and VGP were considered but ultimately not retained for the determination of the Exchange Ratio as the listed peer sample displays FFO-per-share growth prospects materially higher than ARGAN’s (ARGAN c.+0.5% per annum over 2025-2027e versus average of c.+8.7% per annum for the listed peer sample). The observed P/FFO multiples are highly correlated with FFO-per-share growth prospects (correlation coefficient of c.90-95%). Given ARGAN’s materially lower growth profile, the P/FFO multiples have limited relevance as valuation references for ARGAN and were therefore not retained.

The P/FFO multiples observed within the peer sample, together with the corresponding FFO-per-share growth prospects that drive them, are set out below. They illustrate the strong correlation between the P/FFO multiples and expected FFO-per-share growth as well as the materially lower growth profile of ARGAN relative to the sample:

Company	FFO per share annual growth 2025-2027e	P/FFO 2026e	P/FFO 2027e
ARGAN	+0.5%	11.1x	10.8x
WDP	+5.5%	14.2x	13.4x
Montea	+6.4%	13.2x	12.3x
AB Sagax	+3.6%	13.8x	13.1x
CTP	+13.8%	16.3x	14.9x
27

Company	FFO per share annual growth 2025-2027e	P/FFO 2026e	P/FFO 2027e
VGP	+21.5%	19.3x	16.5x
Tritax	+6.3%	19.0x	18.0x
Segro	+3.9%	19.6x	18.8x
Average (peers, excl. ARGAN)	+8.7%	16.5x	15.3x

28